

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2013

Via E-mail
Michael Bodouroglou
Chief Executive Officer
Paragon Shipping Inc.
15, Karamanli Avenue
Voula, 16673
Athens, Greece

Re: **Paragon Shipping Inc.**
       Registration Statement on Form F-1
       Filed April 18, 2013
       File No. 333-187996

Dear Mr. Bodouroglou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have not disclosed the names of the underwriters. Please include this information in an amendment or explain why you cannot do so. Based on the facts and circumstances in your response, we may defer further review of this filing until such information can be disclosed.

Recent Developments, page 6

Debt Restructuring, page 6

2. We note your disclosure that you were not in compliance with certain financial covenants under various debt agreements and certain waivers have been obtained, amendments have been entered into or debt has been refinanced. Please revise this section to quantify the

financial covenants that were breached and demonstrate where the company currently stands with respect to satisfying such financial covenants.

Exhibit 5.1

3. Please file a dated and signed opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: <u>via e-mail</u>
        Gary J. Wolfe, Esq.